John H. Sellers

+1 650 843 5070

jsellers@cooley.com

September 20, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Re:                             NeoPhotonics Corporation

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 16, 2017

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Filed August 9, 2017

File No. 001-35061

Ladies and Gentlemen:

On behalf of NeoPhotonics Corporation (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 31, 2017 with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016 filed March 16, 2017, and Form 10-Q for the Fiscal Quarter Ended June 30, 2017 filed August 9, 2017 (the “10-Q”).

Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of the Company’s responses correspond to the page numbers of the 10-Q.

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 28

Results of Operations, page 30

1.              Please include a more detailed discussion of the economic, market, and industry factors impacting on the lower demand for your High Speed Products including the impact on your revenues, income from continuing operations, and financial condition. In your discussion, disclose the known trends and uncertainties faced in the PRC related to inventory buildup, slowing demand for high speed optical transport products from your OEM customers, and the slow awarding of new tenders to large telecom carriers in China by the PRC government. Provide us your proposed disclosure in response to our comment. Refer to Item 303(a)(iii)(2) of Regulation S-K and SEC Release 33-8350.

The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company proposes to include enhanced disclosure in its future filings at the end of the “Business overview” section of Management’s Discussion and Analysis of Financial Condition and Results of Operation.  The Company expects the enhanced disclosure would read substantially as follows:

Cooley LLP  3175 Hanover Street  Palo Alto, CA  94304-1130
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U.S. Securities and Exchange Commission

September 20, 2017

Page Two

“The current market situation for 100G and above product deployments in China materially affected our results beginning in the first quarter in 2017.  Demand from our China-based customers was very strong in 2016 with our customers at that time providing optimistic forecasts for 2017 in anticipation of new tenders for provincial and metro 100G system deployments from the leading Chinese telecom carriers.  However, tender awards from the China telecom carriers have been slower than expected, with delays to these anticipated tenders occurring through the first half of 2017, causing demand for our products by our customers to drop significantly starting in the third month of the first quarter of 2017.  We believe one or more of our leading customers in China had accumulated significant inventory prior to the quarter ended March 31, 2017.  We also believe they and other customers rapidly moved to adjust their inventory by reducing their demand for our products, beginning in the first quarter of 2017 to align with the slowing market demand and their own production levels.

This softness in the China market has continued into the third quarter of 2017.  In China, we believe the market continues to face issues both of the timing of provincial deployments and of inventory management at certain customers. The transition in China from national backbone deployments to provincial backbone and metro deployments reduces our and our customers’ visibility into the timing and volumes of tender awards, as the provincial offices of the China telecom carriers are somewhat independent of their national headquarters and each other.  Our near term revenue growth in China may continue to be restricted by reduced demand and inventory overhang, both directly with our China based customers and through the impact on some of our non-China customers who also sell to customers in China, as our non-China customers are similarly pressured by the softening market and reduced demand.

In September, 2017, China Mobile Communications Corporation (“China Mobile”) awarded tenders for new provincial deployments to Huawei Technologies Co., Ltd. (“Huawei”), ZTE Corporation (“ZTE”) and Fiberhome Telecommunications Technologies Co., Ltd. (“Fiberhome”).  We anticipate that similar tenders will be awarded from China Telecommunications Corporation (“China Telecom”) and China United Network Communications Group Co., Ltd. (“China Unicom”), but the China Mobile awards are expected to be the largest of the group.  We believe these tenders will increase market demand in China from its recently modest levels.  Although the timing of these deployments and their effect on the inventory overhang at our customers are still uncertain, we believe the full impact of these tenders may not be realized until 2018.

These market developments in China have adversely affected our revenues, income from continuing operations and financial condition in 2017, as further addressed below.”

The Company would also propose adding additional language in the “Results from Operations” discussion to highlight the sensitivity of its financial performance to changes in demand, substantially similar to the following (with the additional language underlined):

“Revenue decreased $25.9 million, or 26%, in the three months ended June 30, 2017, compared to the same period in 2016, primarily due to the lower revenue from Low Speed Transceiver Products as we completed the related asset sale in January 2017 and a reduction in demand from China-based customers.  Revenue generated by Low Speed Transceiver Products was zero in three months ended June 30, 2017, compared to $15.8 million in the same 2016 period.

Gross profit decreased $10.8 million, or 39%, to $16.8 million in the three months ended June 30, 2017, compared to $27.5 million in the same period in 2016.  Gross margin decreased by approximately five percentage points to 23% in the three months ended June 30, 2017, compared to the same period in 2016. The decreases are primarily attributable to excess and obsolete inventory costs and under-utilization attributable to lower volumes in our plants.  As a manufacturing company, our margins are sensitive to changes in volume and factory utilization, and the softer demand in the China market led to lower production volume and factory utilization which contributed to our decrease in gross profit in the three months ended June 30, 2017.”

Cooley LLP  3175 Hanover Street  Palo Alto, CA  94304-1130
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U.S. Securities and Exchange Commission

September 20, 2017

Page Three

2.              In addition, please address your expectations concerning your future operating results which you reasonably expect will have a material impact on net sales or income from continuing operations as a result of the above factors and provide background on the underlying reasons behind the decreased demand in China (i.e., the sentiment that China’s telecom carriers will be slow in deploying provincial networks). Provide us your proposed disclosure in response to our comment. Refer to Item 301(a)(iii)(2) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company respectfully advises the Staff that it proposes to include enhanced disclosure in future filings substantially similar to the proposed language in response to Comment # 1 above.  The Company advises the Staff that the above response to Comment #1 is also intended to be responsive to Comment #2.

Risk Factors

We are subject to risks and uncertainties related to our revenue growth outlook in China, page 41

3.              We note your risk factor disclosure that if Chinese spending and tender awards to carriers do not materialize as you anticipate or are delayed, your business, financial condition, results of operations, and prospects would be adversely affected. To the extent material, revise your disclosure under this risk factor in future filings to reflect that your financial condition and results of operation have already been impacted by a delay in the tender awards and spending.

The Company respectfully acknowledges the Staff’s comment and confirms that it will revise its disclosure under this risk factor in future filings to reflect that its financial condition and results of operation have already been impacted by these issues.  The Company intends that its updated disclosure in this risk factor would read substantially as follows (with new disclosure underlined):

“Fiber optics telecommunication growth in China is an important contributor to our success. We expect a major portion of our revenue to come from China infrastructure spending in wireline and wireless networks, notably by the three largest China telecom carriers, China Mobile Communications Corporation, China Telecommunications Corporation and China United Network Communications Group Co., Ltd. In part, this infrastructure spending derives from the publicly announced China Broadband 2020 and related national initiatives. Tender awards from the China telecom carriers and spending under these initiatives have been slower in 2017 than anticipated, which has adversely affected our financial condition and results of operations in 2017.  If the anticipated Chinese spending and carrier tender awards do not materialize as anticipated, or if there are further unanticipated and/or prolonged delays in the Chinese deployments, our business, financial condition, results of operations and prospects would be further adversely affected.”

Cooley LLP  3175 Hanover Street  Palo Alto, CA  94304-1130
t: (650) 843-5000  f: (650) 849-7400  cooley.com

U.S. Securities and Exchange Commission

September 20, 2017

Page Four

4.              We note your disclosure on page 37 that you must extend or replace one of your credit agreements in order to have sufficient resources to fund your currently planned operations and expenditures over the next twelve months. In light of that disclosure, please tell us how you determined that your existing cash, cash flows, and funds available under your credit facilities will be sufficient to meet your anticipated cash needs for the next twelve months as stated under the risk factor on page 41.

The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following:

Subsequent to the filing of the 10-Q, on September 8, 2017, the Company replaced its $30.0 million Comerica facility with a $50.0 million Wells Fargo Bank credit facility that matures on June 30, 2022.  This new credit facility was disclosed in the Company’s Current Report on Form 8-K filed on September 11, 2017.  The Company is also currently in discussions with CITIC Bank to extend that facility.

The Company’s methodology for assessment of its ability to meet its anticipated cash needs for the 12 months following the issuance of its financial statements included within the 10-Q, involved the evaluation of three forecast scenarios:

a.              The Company’s financial forecast over the next 12 months, using the Company’s best available estimates at the time of the filing of the 10-Q, with all three of the Company’s then-existing major credit facilities in place:

•                  The $30.0 million Comerica Bank facility (the “Comerica facility”), which was subject to renewal on August 31, 2017, with $20.0 million drawn as of June 30, 2017;

•                  The $39.2 million CITIC Bank facility, which is subject to renewal on September 30, 2017, of which $37.7 million was available at June 30, 2017 with an additional $17.0 million drawn in July 2017 (due January 2, 2018); and

•                  The Company’s $17.7 million Shanghai Pudong Development Bank facility, which is subject to renewal in July 2019, of which $16.8 million was available at June 30, 2017.

b.              A forecast scenario based on the premise that only one of the two credit facilities, from Comerica or CITIC, would be extended or replaced.  Based on the revenue and operating income (loss) forecast at the time of the filing of the 10-Q, the Company determined it would be able to repay the outstanding balance of one of the lines as it became due at the end of its term and continue to meet operational cash flow needs for the following 12 months.

c.               A forecast scenario (contingency plan) based on the premise that neither the Comerica credit facility nor the CITIC facility would be extended or replaced.  In this case, the Company’s contingency plan was disclosed in the Form 10-Q on page 8, as follows:

“If cash flows from such plans are insufficient to meet its cash flow needs over the next twelve months, the Company has developed a contingency plan. This contingency plan includes closing certain operations, eliminating some marketing and research and development programs and further reducing its administrative costs. The Company believes that it is probable that these plans can be effectively implemented and that it is probable these plans will mitigate issues that might arise within one year after these financial statements are issued should the Company be unable to extend or replace one of its existing credit agreements.”

Cooley LLP  3175 Hanover Street  Palo Alto, CA  94304-1130
t: (650) 843-5000  f: (650) 849-7400  cooley.com

U.S. Securities and Exchange Commission

September 20, 2017

Page Five

The Company’s contingency plan includes significant conservation of cash resources through reductions in capital expenditures, reductions in production levels for products with lower customer demand and reductions in inventory, changing the cost structure through the closure of certain operations, as well as reductions in operating expenses through curtailment of product development and marketing programs and administrative expenses.  While the execution of the contingency plan would include some near term cash expenditures for restructuring costs and expenses, by implementing the cost reduction actions contemplated by this contingency plan (if necessary), the Company reduced its 12-month forecast cash outlay by 6% and determined that existing cash, cash flows, and funds available under its remaining credit facilities would be sufficient to meet its anticipated cash needs for the next twelve months.

Please contact me at (650) 843-5070 with any questions or further comments regarding the Company’s responses to the Staff’s Comments.

Sincerely,

/s/ John H. Sellers
John H. Sellers

cc:                                Timothy S. Jenks, NeoPhotonics Corporation

Elizabeth Eby, NeoPhotonics Corporation

Judi Otteson, NeoPhotonics Corporation

David Ambler, Cooley LLP

Cooley LLP  3175 Hanover Street  Palo Alto, CA  94304-1130
t: (650) 843-5000  f: (650) 849-7400  cooley.com